United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                   TO

COMMISSION FILE NUMBER: 001-35092

A.                  Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXACT SCIENCES CORPORATION 401(K) PLAN

B.                  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXACT SCIENCES CORPORATION

441 CHARMANY DRIVE

MADISON, WI 53719

EXACT SCIENCES CORPORATION 401(K) PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Exact Sciences Corporation 401(k) Plan

Madison, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Exact Sciences Corporation 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i — Schedule of Assets (Held at End of Year)  as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2015.

Madison, Wisconsin

June 27, 2019

EXACT SCIENCES CORPORATION 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2018 AND 2017

	December 31,
	2018	2017
Assets
Mutual funds	$42,592,399	$30,757,274
Common collective trusts	1,410,953	1,315,478
Exact Sciences Corporation common stock	30,115,774	24,463,173
Investments, at fair value	74,119,126	56,535,925

Employer matching contribution receivable	7,408,870	4,330,199
Participant contributions receivable	—	199,815
Participant loans receivable	349,504	—
Total assets	81,877,500	61,065,939

Liabilities	—	—

Net assets available for benefits, at fair value	$81,877,500	$61,065,939

See accompanying notes to the financial statements.

EXACT SCIENCES CORPORATION 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2018

2018
Additions
Investment income
Interest and dividend income	$2,124,334
Interest from participant loans	7,511
Net depreciation in fair value of investments	(82,779)
Total investment income	2,049,066

Contributions
Participant	11,087,808
Employer	7,408,870
Rollover	3,007,052
Total contributions	21,503,730
Total additions	23,552,796

Deductions
Benefits paid directly to participants	2,650,073
Administrative expenses	91,162
Total deductions	2,741,235

Net increase	20,811,561

Net assets available for benefits, beginning of year	61,065,939
Net assets available for benefits, end of year	$81,877,500

See accompanying notes to the financial statements.

EXACT SCIENCES CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1.    Description of Plan

The following description of the Exact Sciences Corporation 401(k) Plan and its related Trust (collectively, the “Plan”) is provided for general information purposes only. Participants should refer to the current Plan document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which was established by Exact Sciences Corporation (the “Company”) on January 1, 1998, and provides for elective contributions on the part of the participating employees and employer matching contributions in a discretionary amount, generally up to 6% of employees’ eligible compensation within limits established by the Internal Revenue Code of 1986 (“IRC”). The Plan extends coverage to each employee of the Company, except leased employees or nonresident aliens with no U.S. source income. The Plan has designated the Company as the Plan Administrator. The Plan Administrator is responsible for the operations of the Plan in accordance with prevailing government requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and provisions of the IRC as it pertains to plans intended to qualify under IRC Section 401(a).

Plan Amendments

Effective March 1, 2018, the Plan was amended to allow for participant loans and to activate automatic enrollment. Effective November 6, 2017, Sampleminded, Inc. became a participating employer. Hours of service with Sampleminded, Inc. prior to the acquisition were credited for purposes of determining vesting service.

Contributions

Plan participants are permitted to make contributions in specified percentages of their annual eligible compensation, subject to certain additional limitations for highly compensated employees as defined under the IRC. Participants can suspend their contributions at any time and still remain in the Plan. Participants can resume contributions and can change their elected contribution rate at any time. The Plan permits an eligible participant to make pre-tax contributions in excess of the IRC 402(g) limit. These contributions are known as “catch-up contributions.” A participant who attains age 50 during a Plan year is permitted to make catch-up contributions to the Plan, subject to the legal limit on these contributions. The legal limit on catch-up contributions was $6,000 during 2018.

Effective March 1, 2018, the Plan activated automatic enrollment. Under the automatic enrollment provision, an initial pre-tax deferral contribution of 6% was made for (a) newly eligible employees 30 days after such employee’s date of hire, but no sooner than such employee’s entry date, (b) active participants (who were not suspended from making deferral contributions) beginning on April 1, 2018, if they were without a deferral election on file, and (c) each eligible employee having a reemployment commencement date shall be automatically enrolled the later of 30 days from date of rehire or entry date. Employees are free to opt out of automatic enrollment prior to 30 days after such employee’s date of hire.

The Company may make matching contributions in a discretionary amount determined each year. Recent practice has been to make matching contributions in whole shares of the Company’s common stock equal to 100% of an eligible participant’s pre-tax elective contributions and Roth elective deferrals up to a maximum of 6% of the participant’s annual eligible compensation, rounded to the nearest whole share, and within limits established by ERISA and the IRC. Matching contributions are made once a year following the plan year.

Participants’ Accounts

Each participant’s account is credited with the elective contributions made by that participant and employer matching contributions for which that participant is eligible. The participating employees direct the investment of their elective contributions credited to their account into one or more of the investment choices which have been made available to them. Matching contributions are made in the Company’s common stock but the participant has the option to redirect the investment of the matching contributions credited to their account into one or more of the investment choices which have been made available to them. Voting rights are retained by the participants holding the Company’s common stock. Each participant’s account will be credited with its share of the net investment earnings of the funds in which that account is invested. The employee individually enrolls in the investment funds of their choice and the investment results directly affect the participant’s investment balances. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer’s tax qualified plan).

EXACT SCIENCES CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

The portion of a participant’s account attributed to elective contributions, qualified non-elective contributions and rollover contributions are fully vested at all times. Vesting of other amounts (i.e., fully vested rights to the portion of a participant’s account arising from employer matching contributions) occurs after the participant’s period of service reaches one year. A period of service is measured from an employee’s employment or reemployment commencement date and ends on an employee’s termination date. Notwithstanding the number of years in an employee’s period of service, a participant is considered fully vested at the Plan’s normal retirement age of sixty-five, in the event of death, or if the participant incurs a disability that is considered to be total and permanent.

Forfeitures

Forfeitures of terminated participants’ non-vested accounts may be used to pay permissible Plan expenses in accordance with the rules under ERISA and any excess may be applied as a reduction to employer matching contributions, discretionary non-elective contributions or profit sharing contributions. Forfeitures occur in any Plan year in which a terminated participant receives the portion of the matching contributions credited to his or her account that has vested in accordance with the Plan’s vesting schedule and forfeits the non-vested balance. If a terminated participant resumes employment with the employer within five years subsequent to the termination date, the forfeited amount may be restored to their matching contribution account. For the year ended December 31, 2018, $10,560 was forfeited from participants’ non-vested accounts. As of December 31, 2018 and 2017, $32,718 and $107,317 remained in the forfeiture account, respectively.

Payment of Benefits

Benefits are generally payable following a participant’s termination of employment, death or disability. Benefits are generally payable in a lump sum but may also be paid in installments or through the purchase of an annuity. Upon demonstration of substantial hardship, and in accordance with specific rules set forth by the Internal Revenue Service (“IRS”) concerning hardship withdrawals, a participant may withdraw elective deferrals, which have not previously been withdrawn, subject to certain limitations.

Administrative Expenses

Effective March 1, 2018, all of the Plan’s administrative expenses, primarily comprised of the costs related to printing and mailing communications to participants, and audit and legal fees, are paid by the Company, with the exception of administrative expenses for terminated employees. All investment related expenses are paid by the participants. Prior to March 1, 2018, only a portion of the Plan’s administrative expenses were paid by the Company. All investment related expenses, and the balance of administrative expenses, were paid by the participants.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities including mutual funds, common collective trusts and Company common stock. Investment securities are exposed to various risks, such as interest rate, market, equity price and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

EXACT SCIENCES CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Investment Valuation and Income Recognition

All investments are carried at fair value or an approximation of fair value. Dividends are recorded on the ex-dividend date and interest is accrued as earned. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Participant Loans Receivable

The Plan allows participants to borrow up to the lesser of half of the vested account balance or $50,000. Loans are repaid via after-tax payroll deductions over a period of 60 months. If the loan is for the purchase of a principal residence, the participant may extend to a period of 120 months. Interest rates are set at the date of the loan at the prime rate plus 2% on the first day of the month in which the loan is taken. Interest rates range from 6.5% to 7.25% for loans outstanding at December 31, 2018. Upon termination, the entire outstanding loan balance is due immediately. Any default in repayment will result in a taxable distribution to the participant. Participant loans receivable are measured at their unpaid principal balance plus any accrued but unpaid interest.

Fair Value Measurements

The following provides a description of the three levels of input that may be used to measure fair value under Accounting Standards Codification 820, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.

Level 1 — Quoted prices available in active markets for identical assets or liabilities;

Level 2 — Inputs other than Level 1 inputs that are directly or indirectly observable;

Level 3 — Unobservable inputs in which little or no market data exists

The following table presents the financial assets the Plan measures at fair value on a recurring basis, based upon fair value hierarchy as of December 31, 2018 and 2017:

	Fair Value Measurement at December 31, 2018
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2018

Mutual funds	$42,592,399	$—	$—	$42,592,399
Exact Sciences Corporation common stock	30,115,774	—	—	30,115,774
Total investments at fair value	$72,708,173	$—	$—	$72,708,173
Investments at net asset value*				1,410,953
Total investments				$74,119,126

	Fair Value Measurement at December 31, 2017
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2017

Mutual funds	$30,757,274	$—	$—	$30,757,274
Exact Sciences Corporation common stock	24,463,173	—	—	24,463,173
Total investments at fair value	55,220,447	—	—	55,220,447
Investments at net asset value*				1,315,478
Total investments				$56,535,925

*   The investment in common collective trusts are measured at fair value using the net asset value per share (or its equivalent) practical expedient and has not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The Plan determined that there were no significant transfers between Level 1 and Level 2 investments for the years ended December 31, 2018 and 2017.

EXACT SCIENCES CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

The following are descriptions of the composition and valuation of Plan assets measured at fair value:

Mutual Funds — Mutual funds consist of publicly traded funds of registered investment companies. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded in an active market.

Common Collective Trusts - Valued at the net asset value (NAV) of the units held by the Plan which are based on the quoted market prices of the underlying securities of the funds. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The Common Collective Trusts have (1) no unfunded commitments, (2) a daily redemption frequency, and (3) a redemption notice period of up to 12 months as of December 31, 2018 and 2017.

Exact Sciences Corporation Common Stock - The Exact Sciences Corporation common stock fund contains the Plan’s investment in the Company’s common stock and is based on the unadjusted quoted market price. As a result, the fair value of the stock is classified in its entirety as Level 1 within the valuation hierarchy.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Benefits

Benefits are recorded when paid.

Party-in-Interest Transactions

Some of the registered investment companies the Plan invests in are managed by affiliates of the Fidelity Management Trust Company. Fidelity Management Trust Company acts as trustee for investments of the Plan. The Plan also invests in shares of the Company’s common stock. Therefore, Plan transactions involving these investment securities qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules of ERISA.

The Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

Concentration of Investments

Included in investments at December 31, 2018 and 2017 are shares of the Company’s common stock amounting to $30,115,774 and $24,463,173, respectively. This investment represents 41% and 43% of total investments at December 31, 2018 and 2017, respectively. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits.

EXACT SCIENCES CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

3.    Income Tax Status

The Plan has adopted the Fidelity Volume Submitter Profit Sharing Plan with CODA. The Fidelity Volume Submitter Profit Sharing Plan received a favorable opinion letter from the Internal Revenue Service (“IRS”) on March 31, 2014, stating that the Fidelity Volume Submitter Profit Sharing Plan is qualified, under the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation. The Plan has been amended since the aforementioned date of the opinion letter. However, the Plan administrator believes that the Plan is currently designed, and being operated in, compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified, and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan has analyzed the tax positions taken and concluded that, as of December 31, 2018 and 2017, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits for any tax periods in progress.

4.    Trustee and Custodian

The funds of the Plan are maintained under a Trust with the Fidelity Management Trust Company as Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.

EXACT SCIENCES CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

The Custodian of the Plan for the year ended December 31, 2018 and 2017 was Fidelity Management Trust Company. The duties of the Custodian include administration of the trust fund (including income) at the direction of the Trustee, the payment of benefits and loans to plan participants and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to participants to individually direct the investment of their interest in the Plan). The Custodian is also responsible for the maintenance of the individual participant records and required to render statements to the participants as to their interest in the Plan.

5.    Termination

Although it has not expressed any intent to do so, the Company has the right, in accordance with the Plan document, to terminate its participation in the Plan, subject to the provisions of ERISA and the IRC. If the Plan is fully or partially terminated, all amounts credited to the affected participants’ accounts will become fully vested. Upon termination, the Plan Administrator will take steps necessary to have the assets of the Plan distributed among the affected participants.

6.    Subsequent Event

The Company has evaluated subsequent events through June 27, 2019, the date the financial statements were issued.  Effective January 1, 2019, Biomatrica, Inc., was made a participating employer to the Plan.

Exact Sciences Corporation 401(k) Plan

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2018

EIN 02-0478229

Plan # 001

	(b)	(c) Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	(e)
(a)	Lessor or Similar Party	Collateral, Par, or Maturity Value	Cost	Current Value

	Mutual funds
*	Fidelity Investments	Fid US Bond Idx PR	**	373,738
*	Fidelity Investments	Fid Mid Cap Idx PR	**	1,631,124
*	Fidelity Investments	Fid Real Est Idx	**	491,952
*	Fidelity Investments	Fid Sm Cap Idx Adv	**	1,516,368
*	Fidelity Investments	Fid Total Mkt Idx	**	4,070,507
*	Fidelity Investments	Fid Infl PR BD Idx	**	163,188
*	Fidelity Investments	FA Total Bond Z	**	337,096
	Goldman Sachs Asset Management	GS Emerg Mkts EQ R6	**	1,020,659
	The Hartford	Hartford Midcap R6	**	992,127
	T. Rowe Price	TRP Retire I BAL I	**	73,947
	T. Rowe Price	TRP Retire I 2005 I	**	20,273
	T. Rowe Price	TRP Retire I 2010 I	**	10,122
	T. Rowe Price	TRP Retire I 2015 I	**	77,421
	T. Rowe Price	TRP Retire I 2020 I	**	777,199
	T. Rowe Price	TRP Retire I 2025 I	**	1,463,612
	T. Rowe Price	TRP Retire I 2030 I	**	3,330,568
	T. Rowe Price	TRP Retire I 2035 I	**	4,941,843
	T. Rowe Price	TRP Retire I 2040 I	**	4,580,576
	T. Rowe Price	TRP Retire I 2045 I	**	3,757,398
	T. Rowe Price	TRP Retire I 2050 I	**	3,156,787
	T. Rowe Price	TRP Retire I 2055 I	**	2,756,618
	T. Rowe Price	TRP Retire I 2060 I	**	1,143,438
	Lord Abbett	LA Intl Opps R6	**	426,981
	Federated Investors, Inc.	Fed IS High Yld BD R6	**	648,761
	BlackRock	Blkrk Global Alloc K	**	132,084
	ClearBridge	CBA Agg Gr IS	**	726,264
	Invesco	Invs Comstock R6	**	516,161
	Federated Investors, Inc.	Fed Intl Leaders R6	**	736,898
	J.P. Morgan Asset Management	UM Behavioral Val R6	**	325,854
	Janus Henderson Triton Fund Class	J H Triton N	**	916,227
	Columbia Threadneedle Investments	Col Contran Core I3	**	637,367
	Columbia Threadneedle Investments	Col SEL Mid CP VL I3	**	755,016
	American Funds U.S. Government Securities Fund	AF US Govt SEC R6	**	84,225

	Common collective trusts
*	Fidelity Management Trust Company	FA Stable Value II	**	1,089,816
	Putnam Investments	Putnam Stable Value Fund	**	321,137

	Company stock
*	Exact Sciences Corporation Common Stock	Company stock	**	30,114,661
*	Exact Sciences Corporation	Stock Purchase Account	**	1,113
	Investments, at fair value			74,119,126

*	Loans to participants	Interest rates ranging from 6.5% to 7.25% due between 2019 and 2024	—	349,504

	Total			$74,468,630

* Party-in-interest to the Plan

** Participant directed investment, cost not required to be reported.

See accompanying notes to the financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Exact Sciences Corporation 401(k) Plan Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

EXACT SCIENCES CORPORATION 401(K) PLAN

By:	/s/ Kyle Stacey
Kyle Stacey
Authorized Plan Representative

Date: June 27, 2019

EXHIBIT INDEX

Exhibit Index
No.	Description

23.1	Consent of Independent Registered Public Accounting Firm